INVEST IN CIRQ+

Commercial building Ai that reduces energy costs and emissions



Smart Curtain
Smart Bulb
Smart Door Sensor
Smart Thermostat
CIRQ+
Smart TV
Smart Switch
Smart Room Hub
CIRQ+
INTELLIGENT
AUTOMATION
FULL TURNKEY SOLUTION FOR INSTANT MODERNIZATION
QUICK AND
EASY INSTALL
NO DOWN TIME
INSTANT MESH
NETWORK

cirqplus.com/mobile-home Scottsdale AZ

Technology B2B Hardware AI Clean Tech

LEAD INVESTOR



William Smallwood Angel Investor

CIRQ+ sits at several optimal junctions. It's a place where smart room management can be funded by savings in energy management. It can automate routine sterilization of spaces at a time when labor is increasingly scarce. And it has started to penetrate a broad array of verticals: hospitality, offices, warehouses, schools, tiny homes, hospitals, any one of which could justify the present valuation. I think the value of the patented IP alone exceeds the current valuation. Note that the base today is designed to coordinate future devices, inventions to save labor, energy, water, or even lives. CBOT, the sterilizing robot, is just the first of many such inventions.

Invested $1,000 this round & $357,584 previously

Highlights

1. $28M in signed LOI agreements large distributor + partnered w/ Arrow Electronics
2. Affordable robotic tech solution which alleviates labor shortages while protecting people at their jobs
3. Reduces single-room energy usage by up to 40%
4. Raised over $2.7M in our most recent fundraising round

Our Team



Yani Deros CEO + Chairman + Co-Founder

Accomplished innovator and visionary with over 30+ years of experience leading the development of over 300+ emerging products and technologies for start-ups to global corporations. Holds over 88+ U.S. and International patents to date.

CIRQ+, to the founders' knowledge, is the only Intelligent automation and robotics platform that will reduce energy costs, lower carbon emissions, modernize commercial properties and address labor shortages creating healthier spaces for all.



Jodi Deros CMO + Board Director + Co-Founder

Seasoned marketer and brand developer with accomplishments building world class and innovative products. Her creative and strategic solutions deliver sustainable growth for a wide range of clients from startups to fortune 500 companies.



Stephen McKay Executive VP of Sales

Go-to-market specialist and sales leader with an impeccable record scaling business development teams. Led Almo Professional A/V from $20m to $130M in 4 years. Also served as Senior VP at IAVI ($0 to $180M in sales domestically).



Doug Fiscella VP Corporate Development

Passionate channel marketer and commercial sanitation and clean-tech entrepreneur | Built a 3000 sales and services team, including overseeing training staff projects that increased productivity by 28%.

PROBLEM: RISING ENERGY COSTS ARE SQUEEZING COMMERCIAL PROPERTY BUDGETS


ENERGY IS THE SECOND HIGHEST BUILDING EXPENSE
Electricity prices rose 9% between 2016 and 2021
With ongoing energy crises, property managers face an uncertain future
source: https://www.statista.com/statistics/183700/us-average-retail-electricity-price-since-1990/

Property managers face a crisis: energy inflation hurts budgets, but modernizing buildings to become more efficient is expansive and requires significant downtime.

The current energy crisis is making long-term energy inflation an immediate concern.


2022
UNFORSEEN
EVENTS
MAKING ENERGY
RISKS CLEAR TO
PROPERTY OWNERS
SAN FRANCISCO
15%
BOSTON
22%
DALLAS
70%
MIAMI
26%
COMMERCIAL
ENERGY
COSTS ARE UP
37%
IN 2022
GERMANY
570%
ITALY
480%
UK
400%
SPAIN
46%
FRANCE
360%
source: statista.com, Dallas Morning News

SOLUTION: INTRODUCING CIRQ+


60min
or less
QUICK + EASY
INSTALL
NO DOWN TIME
INSTANT MESH
NETWORK
SMART
DOOR
SENSOR
SMART
SWITCH
CBOT
TELEVISION
CONTROLS
SMART
OUTLET
SMART
THERMOSTAT
SMART
LED
BULB
SMART
CURTAINS

CIRQ+ connects to room devices in commercial buildings to optimize energy usage.

As a result of CIRQ+ Ai/Cloud system, room devices are algorithmically designed to optimize energy consumption.

Examples:

- Lights adjust based on room occupancy and time of day.
- Curtains open during daylight hours to utilize natural sunlight and heat the room.
- Unused devices will be automatically turned off.

Backend Dashboard To Monitor and Control Room Devices


Smart devices
connected to CIRQ+
Backend Dashboard

CIRQ Bundled Smart system controlled by dashboard. Devices connect to CIRQ+ Dashboard / Backend.

CIRQ+ builds products that integrate with our platform, further improving cost savings while also optimizing user/visitor experience.

We have endless options to expand revenue streams by building integrated devices, such as smart lights, sensors, thermostat, and more.

BOTTOM LINE: WE'RE A MORE AFFORDABLE AND FAST SOLUTION

Traditionally, modernizing commercial spaces for energy savings costs between $5,000 - $20,000 per room with weeks to months of downtime.

CIRQ+ connects directly to energy consuming devices, meaning no costly or time-consuming remodeling. The result: setup can be completed in 60 minutes or less for a fraction of the price.

TRACTION


HUNDREDS OF THOUSANDS OF HOTEL ROOMS IN THE PIPELINE
$29M LOI SIGNED AS OF Q3 2022
PIPELINE FIRST, LOI FOR (CBOT) EXPANDING RESELLER NETWORK, EXPANDING PARTNERSHIPS
Pursuing Global Sales opportunities with independent and Branded Hotels.

Through a channel partnership with Arrow Electronics, a B2B technology distributor, CIRQ+ has access to large book of business comprising of hotels, apartments, and other commercial buildings. With Arrow Electronics hundreds of sales people representing CIRQ products, we have the potential for rapid growth.

Success indicator:

>> Arrow Electronics has already secured $29M LOI as of Q3 2022 for CIRQ related products.

>> Hundreds of thousands of rooms are in discussion for purchase of CIRQ+ products.

BENEFIT #1: SAVING BUILDING ENERGY COSTS


COMPARE
TRADITIONAL METHODS VS CIRQ+
TRADITIONAL MODERNIZING
Traditionally, modernizing commercial spaces for energy savings costs between $5,000 - $20,000 / room with weeks to months of downtime.
CIRQ+ DIFFERENCE
CIRQ+ can be installed in 60 minutes or less and has a fractional cost of traditional modernization methods.
Instead of costly remodels, CIRQ+ Ai/cloud connects directly and optimizes energy usage of room devices

> *Almost 81 percent of the apartment buildings (5+ units) were constructed prior to 1990, which based on Harvard University research, means apartments could improve energy efficiency by 30 percent, saving $9 billion in energy costs (source: NMHC)*

CIRQ+ conservative algorithm saves 28% while an aggressive setting can result in a 40% reduction of room energy usage.


ENERGY SAVINGS RESULTS
USING CIRQ+
DAILY TEMP
STANDARD ROOM kWh
CIRQ+ ROOM kWh
28% ENERGY SAVINGS
Conservat ve Algorithm
48%+ ENERGY SAVINGS
Aggressive A gorithm
100
90
80
70
60
50
40
30
20
0
30 DAY WINDOW
30 DAY WINDOW

BENEFIT #2: **BETTER GUEST/TENANT EXPERIENCE**



Each room can be controlled by the guest through the CIRQ device that connects to the CIRQ+ platform.


STATE OF THE ART
ROOM CONTROL
Features
WIRELESS
CONTROL MODULE
Thermostat Controls
Smart LED Light
Instant-on Alarm Clock
Wi-Fi/Zigbee/Zwave
THERMAL SENSOR
Occupancy Module
BLUETOOTH
SPEAKER MODULE
Hi-Fi Audio
POWER BASE MODULE
120V AC Outlets x2
USB 2.1A Ports x2
International 220V Outlets
WIRELESS CHARGING STATION
02:51
CIRQ+

Additionally, users can instantly know what amenities and services are within the property and contact the front desk; book spa services; request housekeeping; call the valet, locate local entertainment; set a wakeup call; check-out; and more – all from the CIRQ+ platform.


TOUCHLESS VOICE
& MOBILE APP
MULTIMODAL
INTERFACES
Tenant / guests can customize their ideal room environment including:
+ TEMPERATURE
+ LIGHTING
+ TV CONTROLS
+ AS WELL AS STREAM MUSIC from their mobile devices.


EXPEDIA
TESTED
Expedia
USER LAB
EXPERIENCE
Overall user experience rating
4.7 of 5

BENEFIT #3: LOWERING CARBON EMISSIONS

[Apartment] renters are 55 percent less energy efficient than than their single-family counterparts.
(source: NMHC)

On average, 30% of the energy used in commercial buildings is wasted, according to the U.S. Environmental Protection Agency.

To combat energy waste, the EPA recommends more energy-efficient heating, cooling, ventilation, and refrigeration systems; efficient fluorescent lighting; passive heating and lighting to take advantage of sunlight; and the purchase of energy-efficient appliances and electronics.

CIRQ+ offers solutions:

- Ai optimized algorithms to conserve energy usage.
- Intelligent room design, such as programming the curtains to adjust when sunlight can supplement heating usage.
- Energy monitoring and reporting through a backend dashboard.
- CIRQ built devices programmed to reduce energy waste.

BENEFIT #4: SOLVING LABOR SHORTAGE

- The hospitality and leisure industry is still down 1.2 million jobs from February 2020. Yet, the 2021-2022 global labor shortage may only be a preview.

By 2030, these older Americans are expected to make up 1/5 of the US population, and the Census Bureau has projected that, by 2034, there will be more people in the US who are 65 years and older than children under age 18.


WHERE ARE THE WORKERS?
Demographic shifts, less immigration and early retirements add up to a slower-growing workforce.
Growth in U.S. Labor Force (change in decade average)
1979
1989
1999
2009
2019
2029
Source: Bureau of Labor Statistics
Bloomberg

CIRQ+ will help address the current and projected future labor shortage through intelligent automation

- Algorithms vs. manual: Our system resets rooms.
- Dashboards/monitoring: Greater transparency of room usage, allowing for smarter labor deployment.
- Intelligent devices: CIRQ+ is building a fleet of technologies to deploy in commercial buildings that will supplement or roles property managers are struggling to fill.

INTRODUCING CIRQ+ DEVICES


CIRQ+
CIRQ 212
Top Model
Powered Base
CIRQ 222
Top Model
Bluetooth Speaker Module
Powered Base
CIRQ 232
Top Model
Speaker - Voice Module
Powered Base
Wireless Charger
CIRQ 400 WR
Smart Thermostat
CIRQ CBOT
Autonomous Robot
Electrostatic Sprayer
Robot Charger
LINE OF PRODUCTS

CIRQ+ owns the Ai/cloud platform monitoring and controlling room devices and appliances, and our team will ultimately strive to leverage our patented technology* to invent and deploy machines offerings new features and benefits to property owners. *Patents are owned and licensed by ATOM Inc., a parent company of Cirq+ that is owned and operated exclusively by the two founders of Cirq+.

2022 unveiled devices running on CIRQ+ platform

Each device utilizes a MESH network to communicate and build room and space data. Within a short period of full usage, CIRQ+ will gain insight into device energy levels, room purpose and usage, and even the floor plan designs.

THE CBOT - a CIRQ+ device for a $6.3B TAM

CBOT was not built to serve as a temporary Covid-19 device. We built CBOT because we see the unique advantage we have running the device on the CIRQ+ platform.

The commercial cleaning addressable market is $88B, and a $6.3B robotic disinfecting SOM. With automation and labor shortage trends projected to continue, there is a strong likelihood that the market for CBOT will grow.

CBOT has already secured a $29M LOI for purchases through channel partnerships.

REVENUE MODEL


REVENUE FORCAST
CIRQ+ TECH PLATFORMS
Revenue streams
Smart Room Edge
Smart Room Hubs
Smart Room SaaS
Smart Room hotel install fees
$80M
$60M
$40M
$20M
0
2022
2023
2024
2025
2026
Smart Room Hubs revenue
Smart Room Edge revenue
Smart Room SaaS revenue
Smart Room hotel install fees revenue

*Forward-looking projections can't be guaranteed.

>> We've assembled an experienced team behind 0$ to 9 figure company growth.

>> Our patented technology* includes many clear market differentiators. *Patents are owned and licensed by ATOM Inc., a parent company of Cirq+ that is owned and operated exclusively by the two founders of Cirq+.

>> Market timing is perfectly timed to address energy and labor shortages and to ride the wave of a 10 year technology revolution in commercial spaces.

>> We've already seen strong indicators of success, including a $29M LOI as well as securing a valuable partnership with Arrow Electronics.

Our diverse revenue stream allows us to address a variety of market opportunities creating by CIRQ+, including SaaS reaccusing sales model, robotics, and installation fees.


GO TO MARKET
STRATEGY
Scaling the business, as well as establishing national resellers and referral partners.
EVP of Sales, Stephen McKay is the primary driver for CIRQ+ outreach and business.
VP leading development from $0 to $180M sales at IAVI
Led growth from $20M to $130M in 4 years at Almo Professional A/V

Early strategy: channel partnerships.

Through our partnership with Arrow Electronics, we're in discussions with hundreds of thousands of hotel rooms for purchase of CIRQ+ platform and related devices.

Sales is led by EVP Stephan McKay, former VP of IAVI, where he led sales from $0 to $180M.

Target Channels

- Apartment buildings
- Hotels
- Tiny homes
- Healthcare
- Office buildings

FORECASTING THE FUTURE OF ROBOTICS


2030 COMMERCIAL PROPERTY
ROBOTIC FORECAST
TRANSFORMATIVE GROWTH
277 Billion Market by 2030
Massive growth in mobile robotics
expected with 6 million units forecast
to be shipped in 2030.

*TAM projections can't be guaranteed.

CIRQ+ is developing robotics that integrate with the Ai/Cloud platform to automate processes and supplement workforces of the future.